As confidentially submitted to the Securities and Exchange Commission on February 25, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARRAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	83-2747826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Fusaro

Chief Executive Officer

Array Technologies, Inc.

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, P.C. Michael Kim, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Charlotte MacVane General Counsel and Chief Legal Officer Array Technologies, Inc. 3901 Midway Place NE Albuquerque, New Mexico 87109 (505) 881-7567	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share		$	$	$

(1)	Includes shares the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the Registrant’s Common Stock as reported on the Nasdaq Global Market on                         , 2021.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                          , 2021

PROSPECTUS

             Shares

Array Technologies, Inc.

Common Stock

The selling stockholder identified in this prospectus is offering              shares of our common stock. We are not selling any shares of our common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ARRY.” The last reported sale price of our common stock on                          , 2021 was $             per share.

We are an “emerging growth company” as defined under the U.S. federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

See “Risk Factors” beginning on page 15 of this prospectus and the section titled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on                     , 2021, which is incorporated by reference in this prospectus, to read about factors you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to the selling stockholder, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the selling stockholder has granted the underwriters the option to purchase up to an additional              shares at the public offering price less the underwriting discount within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                 , 2021 through the book-entry facilities of the Depository Trust Company.

Joint Book-Running Managers

Co-Managers

Prospectus dated                , 2021.

ARRAY TECHNOLOGIES

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ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references in this prospectus to the “Company,” “Array Technologies,” “we,” “us,” “our” or similar terms refer to Array Technologies, Inc. and its consolidated subsidiaries.

We, the selling stockholder and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained, or incorporated by reference, in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we, the selling stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

TRADEMARKS

This prospectus (or documents we have incorporated by reference) contains references to our trademarks, trade names and service marks. “DuraTrack” and “DuraRack” are trademarks of Array Technologies, Inc. in the United States and/or other countries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus (or documents we have incorporated by reference) may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus (or documents we have incorporated by reference) are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

We use or incorporate by reference market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary” and “Industry Overview.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including IHS Markit—Global PV Tracker Market Report—2020 (June 30, 2020), IHS Markit—PV Installations Tracker—Q2 2020 (June 19, 2020), BloombergNEF—U.S. Wind and PV Capex by Region (April 8, 2020), BloombergNEF—Global Capex Benchmark, Utility-Scale PV (April 28, 2020), BloombergNEF—1H 2020 LCOE Update (April 28, 2020), BloombergNEF—2Q 2020 Global PV Market Outlook (May 20, 2020), DNV GL—SmarTrack Field Testing Validation (May 21, 2020) and TÜV Rheinland PTL—Risk and Economic Analysis on Two Tracker Architectures (September 8, 2017). Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not

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independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein from our filings with the Securities and Exchange Commission listed under “Incorporation by Reference.” It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus and the information incorporated by reference herein, including the matters set forth under the sections of this prospectus captioned “Risk Factors,” and the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report, which is incorporated by reference herein. Unless the context otherwise requires, all references to “solar energy projects” or “projects” mean solar photovoltaic systems that produce electricity. When used to describe a solar energy project, megawatts (“MWs”) or gigawatts (“GWs”) means the direct current capacity of a solar energy project under standard temperature and conditions. When used to describe a mounting system, MWs or GWs means a mounting system of the size necessary for a solar energy project with that capacity. Unless the context otherwise requires, references to “installations” mean the total capacity of solar energy projects or mounting systems measured in MWs or GWs that were installed in the period. Unless the context otherwise requires, descriptions of the percentage of the market that are represented by a particular type of solar project or mounting system are based on the installed capacity in that period.

Our Company

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy and deliver a 22% lower levelized cost of energy (“LCOE”) than projects that use “fixed tilt” mounting systems, according to BloombergNEF. Trackers represent between 10% and 15% of the cost of constructing a ground-mounted solar energy project, and approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers according to BloombergNEF and IHS Markit, respectively.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to engineering, procurement and construction firms (“EPCs”) that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. In 2020, we derived 92% and 8% of our revenues from customers in the U.S. and rest of the world, respectively.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of December 31, 2020, we had 389 full-time employees.

Our Tracker System

Large-scale solar energy projects are typically laid out in successive “rows” that form an “array.” An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have patented single-axis tracker systems that use one electric motor to drive the rotation of multiple rows through articulated driveline joints, require only a single bolt clamp to attach solar panels and automatically stow in high wind conditions. We refer to our design as the “DuraTrack” system. We believe our DuraTrack system has significant advantages, including:

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Requiring fewer motors per megawatt than competing products. Our tracker system uses less than one motor per megawatt which compares with more than 25 motors per megawatt for our largest competitor. Using fewer motors per megawatt lowers the cost, reduces the number of failure points and minimizes the maintenance requirements of our system. Fewer motors per megawatt also reduces the number of motor controllers and the amount of wiring and other ancillary parts that are required for the system, which further reduces cost, simplifies installation and improves reliability.

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Creating site design flexibility. Our drive-shaft joints articulate, which allows successive rows in the array to be offset by a combined angle of up to 40 degrees horizontally or vertically and accommodate up to a 26% grade. The ability to offset rows allows our customers to accommodate undulating terrain and irregular site boundaries without the need for extensive grading. We estimate that eliminating grading reduces construction costs by $0.01 to $0.07 per watt of installed capacity, maximizes the use of available land and helps preserve the site environment.

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Enabling higher power density than competing products. Our system is designed to minimize “dead space,” which we define as any area in the system that could otherwise be occupied by a solar panel. Minimizing dead space is important to our customers because maximizing power production per acre increases their return on investment. Our system minimizes dead space by locating our gearbox and drive shafts below the solar panels, as opposed to next to them in some of our competitors’ systems, and by using our patented low-profile clamps that require less than 1/4 inch of spacing between each panel in a row. Together, we believe these features allow our system to generate approximately 5% more power per acre than our largest competitor’s comparative design.

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Making installation easier. The amount of labor and time required during construction are major contributors to the cost of a solar energy project. We believe our tracker is simpler and faster to install than competing products because it has fewer parts, requires only one bolt to attach each solar panel, ships largely preassembled from our factory, is efficiently packaged based on component location in the array rather than by part type, and does not require any special tools to install.

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Automatically stowing in high wind conditions. Most damage to ground-mounted solar arrays is caused by high winds. Avoiding wind damage requires rotating the panels into a position that minimizes lifting forces as wind speeds increase. This feature is commonly referred to as “wind stow.” Most tracker systems rely on anemometers to determine when wind forces reach levels that could damage the array. The anemometers communicate with motor controllers that in turn instruct the motors in the tracker system to rotate the array into a wind stow position. Power to operate the motors is typically provided by a series of batteries. A failure of any of these components can cause the array to fail to stow, which may result in catastrophic damage. Our trackers operate differently. Each row in our system has a gearbox with a patented torque limiting technology which acts as a clutch that releases when wind forces reach a certain level, relieving the pressure on the row by allowing it to rotate freely. We refer to this capability as “passive stow.” As a purely mechanical system, passive stow eliminates the possibility of severe damage to the array from a failure to stow stemming from a loss of power or electronic component failure. Additionally, our trackers stow each row individually based on the wind force at that particular row, which allows unaffected rows in the array to continue to generate power while many of our competitors’ products indiscriminately stow the entire array.

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Having high reliability and no scheduled maintenance. Solar energy projects are expected to operate for at least 30 years, so their reliability and maintenance costs can have a significant impact on the owner’s return on investment. We have designed our tracker to minimize the number of components and potential failure points, provide redundancy in the event of a component failure and eliminate the need for scheduled maintenance, which reduces the total cost of ownership and improves return on investment for the users of our products. Based on an independent analysis by TÜV Rheinland PTL, an internationally-recognized testing, inspection and certification company that has been providing independent evaluations of equipment used in solar energy projects for more than three decades, we believe our system will require 433 times fewer service hours than our largest competitor’s system.

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Incorporating software and machine learning capabilities that enhance performance. Trackers are typically programmed to rotate panels in an array on a defined schedule. These schedules are made based on the average angle of insolation for the general area where the project is located but do not usually take into account the site’s specific terrain, weather or air quality conditions. We have developed a software offering called SmarTrack that uses site-specific weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production. Our SmarTrack software does not require additional hardware and DNV-GL, an independent engineering firm, has projected that using our SmarTrack software can increase energy production in certain circumstances by up to 5%.

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Meeting prospective national security requirements for U.S. critical energy infrastructure. Large solar energy projects are subject to heightened and evolving reliability and cybersecurity standards reviewed and approved by the U.S. government. We do not source controllers and other key electronic components from manufacturers that may be deemed to pose threats to U.S. national security, or rely on open, wireless communication protocols that can be easily hacked. As cyber attacks on infrastructure become more prevalent, we believe the U.S. government will impose increasingly stringent cyber security requirements on solar energy projects.

Our Market Opportunity

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Historically, we have derived the majority of our revenues from the sale of trackers used in solar energy projects located in the U.S.

U.S. Solar Market. Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. We believe key drivers supporting continued growth in U.S. solar generation include:

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Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of September 2020, 30 U.S. states, three territories and the District of Columbia had adopted Renewable Portfolio Standards (“RPSs”), which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

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Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, more than 175 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing 134 GWs of generation capacity, or approximately 12% of the total U.S. utility-scale generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation. President Biden has set a goal of “zero-carbon” electricity by 2035 which we believe may lead to an acceleration of fossil-fueled generation retirements either through federal legislation or executive action, further increasing demand for new solar energy projects.

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Increasing economic competitiveness of solar energy with fossil generation as measured by the LCOE. LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2022 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

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Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

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Growing corporate and investor support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, over 280 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of December 2020, and 31 companies had made the Amazon Climate Pledge as of December 2020, which calls on its signatories to be net zero carbon across their businesses by 2040. In September 2020, Climate Action 100+, an investor initiative which represents 500 global investors who collectively manage more than $47 trillion in assets, sent letters to certain boards and CEOs of large corporate emitters to urge them to commit to and set clear goals to pursue transition to net-zero emissions by 2050 or sooner. We believe that corporate and investor commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

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Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil fuel-fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market. Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019. We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in the solar energy market, reinforce our leadership position in the mounting systems market and distinguish us from our competitors:

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Direct beneficiary of the global energy transition. Nations are rapidly moving to decarbonize their economies in order to reduce air pollution and fight climate change. A key element of decarbonizing the global economy is transitioning electricity generation from fossil fuels to renewable energy. Solar energy has become one of the lowest cost, most reliable and most flexible forms of renewable energy generation and is becoming a preferred option for electricity generation worldwide. As a leading provider of ground-mounting systems for solar energy projects, we benefit directly from the global transition to renewable energy through growing demand for our products. We estimate that approximately 15% of the future spending on ground-mounted solar energy projects can be addressed by our products.

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Products independently verified to deliver the lowest cost of ownership and highest reliability. TÜV Rheinland PTL found that projects using our tracker system would achieve a 6.7% lower LCOE, 4.5% higher net present value, and 31% lower operations and maintenance cost than projects that used competing single row control architectures. We believe that independent verification of the superior total cost of ownership and higher reliability of our products helps us to attract and retain customers and grow our market share.

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Panel technology agnostic. All solar panels require mounting systems, and our products are designed to work with all types of solar panels. As a result, we do not believe we are exposed to risk from changes in solar panel technology or shifts in market share between different manufacturers of solar panels. As long as there is demand for ground-mounted solar energy projects, we believe there will be demand for our products.

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Large installed base. We believe the large installed base of our products reinforces the advantages of our trackers for both our customers and their financing sources who value established equipment vendors with long product operating histories.

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Demonstrated ability to reduce the cost of our products while maintaining profit margins. In order to enhance the competitiveness of our products and increase our margins, we continually work to reduce the cost of our products through innovation and rigorous supply chain management. These efforts have resulted in a reduction in cost of goods sold per watt by approximately 22% from 2017 through 2020. This has allowed us to reduce average selling prices by approximately 22% over the same period, driving significant increases in revenues, while simultaneously increasing gross profit and maintaining gross margin.

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Experienced engineering team with a track record of continuous innovation. We have successfully introduced three generations of trackers. We believe each new version has delivered significant improvements in performance, reliability and total cost of ownership. As of December 31, 2020, approximately 26% of our salaried employees were engineers with expertise in software, electronics, material science, structural mechanics and civil engineering. We believe that our engineering expertise will enable us to continually improve the functionality and reliability of our products while reducing their cost.

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Intellectual property and trade secrets portfolio. We maintain a portfolio of intellectual property and trade secrets related to our projects and business processes. Our core U.S. patent on a linked-row, rotating gear drive tracker (U.S. Patent No. 8,459,249) has also been issued in a number of other jurisdictions, including Australia, Chile, Germany, the European Patent Office, Spain, France and the U.K. We have also been granted six additional U.S. patents generally covering, among other things, technologies related to panel clamps/brackets, utilizing torque limiters to reduce hinge moment forces, and clearing obstructions. These additional patents have also been issued in a number of jurisdictions and are pending in others around the world. We have brought successful actions against competitors who have infringed on our intellectual property and our core U.S. patent was recently upheld in an inter partes review by the U.S. Patent and Trademark Office. In addition to our patents, we maintain a portfolio of trade secrets relating to, among other things, our pricing strategies, cost structures, sales pipelines and unpatented technology.

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Highly scalable manufacturing with low capital intensity. We are an engineering and technology centric company with an assembly-focused manufacturing model. Approximately 80% of our cost of goods sold consists of purchased components, including motors, gearboxes, electronic controllers and steel tubing that we source from third-party suppliers. The remainder of our cost of goods sold is primarily labor to fabricate and assemble certain specialized parts of our system. As a result, our business requires minimal capital investment and generates significant cash flow, which has allowed us to make investments in research and development, repay debt and make distributions to our stockholders.

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Rigorous supply chain management supported by a sophisticated enterprise resource planning (“ERP”) system. We have made substantial investments in our systems and supply chain designed to minimize material movement, working capital investment and costs of goods sold while enabling us to rapidly deliver large volumes of our products to project sites around the world. To minimize material movement and working capital investment, we typically ship purchased components representing more than 70% of our cost of goods sold directly from our suppliers to our customers’ sites. To lower our cost of goods sold, we employ components that are mass produced and widely available to maintain security of supply and to benefit from existing economies of scale. In addition, we believe the large volume of purchases that we make afford us preferential pricing and terms from our suppliers, which creates a competitive advantage.

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U.S. operations that reduce the potential impact of trade tariffs. We are a U.S. company and our principal operations and manufacturing facility are in Albuquerque, New Mexico. We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

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Adherence to environmental, social and governance (“ESG”) principles. We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We plan to report how we oversee and manage ESG factors material to our business under the Global Reporting Initiative (“GRI”), which maintains a public database for governments and businesses to communicate their impacts on climate change, human rights and corruption. As a part of our plan to provide ESG disclosures pursuant to GRI, we will describe how our business contributes to certain United Nations’ Sustainable Development Goals (“UN SDGs”).

Our Strategy

Our mission is to leverage our technology, people and processes to deliver solutions for the new energy economy that improve the performance, increase the reliability and reduce the cost of renewable energy. Key elements of our strategy include:

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Delivering product innovations that will convert more customers to our products. We believe we have a long track record of delivering innovative products that lower our customers’ LCOE while maintaining high reliability. Our strategy is to grow our market share by reducing the manufacturing, installation and ownership cost of our products through improved design, performance and cost. We are currently developing the next generation of our DuraTrack system which we believe will deliver significant improvements in all of these areas.

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Leveraging our global supply chain and economies of scale to reduce product cost. Purchased components are the largest contributor to our cost of goods sold. Our strategy is to continually reduce our cost of goods sold by leveraging the large volumes of materials and components we purchase against multiple, qualified suppliers to obtain the best price and terms while ensuring availability of inputs and mitigating the risk of supply chain disruptions.

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Growing our international business. Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019, but only approximately 30% of international solar energy projects used trackers compared with approximately 70% in the U.S., according to IHS Markit. While our historical focus has primarily been the U.S. given the size and attractiveness of that market, we have recently made investments in our international sales capability and supply chain to secure and deliver on orders globally. We believe that the share of international solar energy projects that use trackers has the potential to increase to the same level as the U.S. because trackers deliver the same benefits outside the U.S. as they do in the U.S. Components of our international growth strategy include leveraging our relationships with existing customers, many who develop and construct projects globally; marketing region-specific products tailored to the unique needs of particular geographies; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

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Creating new revenue streams that leverage our large installed base. We believe that the significant and continued growth in our installed base creates opportunities to sell products, software and services related to our tracker systems. Our strategy is to introduce a targeted set of offerings over time, including hardware and software upgrades and retrofits, as well as preventative maintenance and extended warranty plans that we believe can generate high margin, recurring revenues.

•

Expanding into related products and services in adjacent markets organically or through acquisition. Our strategy is to leverage our engineering capabilities, supply chain, sales and marketing resources, and customer relationships to expand our business into products and services for adjacent markets. We are currently evaluating markets for related products that are used in solar energy projects but that we do not currently supply, including foundations and electrical balance of system components, as well as other types of mounting and support structures used in electrical infrastructure. We may enter these markets by developing new products organically or through acquisitions.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	presenting only two years of audited financial statements and only two years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will continue to not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering (the “IPO”); (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsor

Oaktree is a leader among global investment managers specializing in alternative investments, with $148 billion in assets under management as of December 31, 2020. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide.

Corporate Conversion

In connection with our IPO, ATI Intermediate Holdings, LLC, converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Array Technologies, Inc. In addition, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, changed its name to Array Tech, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we remain a holding company and continue to conduct our business through our operating subsidiaries.

Corporate Information

ATI Intermediate Holdings, LLC was a Delaware limited liability company formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC (“Parent”). On October 14, 2020, we converted into a Delaware corporation pursuant to a statutory conversion and changed our name to Array Technologies, Inc. Our operating company, Array Tech, Inc. (formerly, Array Technologies, Inc.), was incorporated in the State of New Mexico in 1992. On October 28, 2020, our operating company completed its name change to Array Tech, Inc. Our principal executive offices are located at 3901 Midway Place NE, Albuquerque, New Mexico 87109 and our telephone number at this address is (505) 881-7567. Our website is https://arraytechinc.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Common Stock Offered by the Selling Stockholder	shares.

Option to Purchase Additional Shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to additional shares of our common stock from the selling stockholder at the public offering price less the underwriting discount.

Common Stock to be Outstanding After this Offering	shares.

Use of Proceeds	The selling stockholder will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. See the section titled “Use of Proceeds” for more information.

Dividend Policy	We did not declare any cash distributions or dividends in the years 2018, 2019 and 2020, except the Special Distribution (as defined below), and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including, restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Nasdaq Listing Symbol	“ARRY”

Risk Factors	See “Risk Factors” and other information included in this prospectus and the section titled “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus, and other information incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus assumes no exercise of the underwriters’ option to purchase              additional shares of our common stock from the selling stockholder.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table summarizes our consolidated financial. We have derived the summary consolidated statements of operations and cash flows data for 2018, 2019 and                      and the consolidated balance sheet data as of December 31, 2019 and                      from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated balance sheet data as of December 31, 2018 is derived from our audited consolidated financial statements and related notes thereto not included in this prospectus.

Our historical results are not necessarily indicative of our results to be expected in any future period. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the sections captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report, which is incorporated by reference in this prospectus.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$290,783	$647,899	$
Cost of revenues	279,228	497,138

Gross profit	11,555	150,761

Operating expenses:
General and administrative	46,878	41,212
Contingent consideration	(825)	640
Depreciation expense	202	250
Amortization of intangibles	26,506	25,250

Total operating expenses	72,761	67,352

Income (loss) from operations	(61,206)	83,409
Other expense:
Other expense, net	(447)	(33)
Interest expense	(19,043)	(18,797)

Total other expense	(19,490)	(18,830)

Income (loss) before income tax expense (benefit)	(80,696)	64,579
Income tax expense (benefit)	(19,932)	24,834

Net income (loss)	$(60,764)	$39,745	$

Weighted-average number of units outstanding, basic and diluted	119,994	119,994

Earnings (loss) per unit, basic and diluted	$(0.51)	$0.33	$

The following table presents summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$40,826	$361,257	$
Total assets	$509,861	$923,581	$
Total liabilities	$245,387	$618,430	$
Total member’s equity/stockholders’ deficit	$264,474	$305,151	$

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(11,727)	$386,073	$
Net cash used in investing activities	$(6,430)	$(1,697)	$
Net cash provided by (used in) financing activities	$50,863	$(63,945)	$

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Other Financial Information (unaudited):
Adjusted EBITDA(1)	$(22,652)	$121,789	$
Adjusted Net Income(1)	$(30,501)	$80,179	$
Capital expenditures(2)	$2,073	$1,697	$

(1)

We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest expense, (ii) other expense, net, (iii) income tax expense (benefit), (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) remeasurement of the fair value of contingent consideration, (viii) ERP implementation costs, (ix) certain legal expense, and (x) other costs. We define Adjusted Net Income as net income (loss) plus (i) amortization of intangibles, (ii) equity-based compensation, (iii) remeasurement of the fair value of contingent consideration, (iv) amortization of debt discounts and issuance costs, (v) ERP implementation costs, (vi) certain legal expenses, (vii) other costs, and (viii) income tax expense (benefit) of adjustments.

Adjusted EBITDA and Adjusted Net Income are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA and Adjusted Net Income because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA and Adjusted Net Income: (i) as a factor in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA and Adjusted Net Income to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; do not reflect income tax expense or benefit; and other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, which limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted Net Income on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA and Adjusted Net Income below and not rely on any single financial measure to evaluate our business.

(2)	Capital expenditures represent cash paid in the period for the purchase of property, plant and equipment but does not include any repair and maintenance costs as these are expensed when incurred.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2018, 2019 and 2020, respectively:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net income (loss)	$(60,764)	$39,745
Interest expense	19,043	18,797
Other expense, net	447	33
Income tax expense (benefit)	(19,932)	24,834
Depreciation expense	1,944	2,066
Amortization of intangibles	26,506	25,250
Equity-based compensation	—	799
Contingent consideration(a)	(825)	640
ERP implementation costs(b)	5,810	2,874
Legal expense(c)	1,483	3,915
Other costs(d)	3,636	2,836

Adjusted EBITDA	$(22,652)	$121,789

(a)

Represents the change in fair value of contingent consideration from our acquisition of Array Technologies Patent Holdings Co., LLC (“Patent LLC”). See “Notes to Consolidated Financial Statements—13. Commitments and Contingencies—Contingent Consideration.”

(b)	Represents consulting costs associated with our enterprise resource planning system implementation.
(c)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(d)

For the year ended December 31, 2018, 2019 and 2020, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.6 million for 2018 and 2019, respectively, that we do not expect to re-occur in the future, (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (iii) $             in 2020 for expenses incurred in our IPO and the Initial Follow-on Offering.

The following table reconciles net income (loss) to Adjusted Net Income for the years ended December 31, 2018, 2019 and 2020, respectively:

	Year Ended December 31,
	2018	2019	2020
	($ in thousands)
Net income (loss)	$(60,764)	$39,745
Amortization of intangibles	26,506	25,250
Equity-based compensation	—	799
Amortization of debt discounts and issuance costs	2,991	3,968
Contingent consideration(a)	(825)	640
ERP implementation costs(b)	5,810	2,874
Legal expense(c)	1,483	3,915
Other costs(d)	3,636	2,836
Income tax expense of adjustments(e)	(9,338)	(9,132)
Non-recurring income tax adjustments related to the IRS settlement and CARES Act	—	9,284

Adjusted Net Income	$(30,501)	$80,179

(a)

Represents the change in fair value of contingent consideration from our acquisition of Patent LLC. See “Notes to Consolidated Financial Statements—13. Commitments and Contingencies—Contingent Consideration.”

(b)	Represents consulting costs associated with our enterprise resource planning system implementation.
(c)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(d)

For the year ended December 31, 2018, 2019 and 2020, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.6 million for 2018 and 2019, respectively, that we do not expect to re-occur in the future, (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (iii) $             in 2020 for expenses incurred in our IPO and the Initial Follow-on Offering and, (iv) $             in 2020 for amounts owed to the former majority shareholder in connection with tax benefits received as part of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

(e)	Represents the estimated tax impact of all Adjusted Net Income addbacks, excluding those which represent permanent differences between book and tax.

RISK FACTORS

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus or incorporated by reference herein, before you decide to purchase shares of our common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, or in documents we have incorporated by reference, including statements in the section titled “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus, constitute forward-looking statements. See the section of this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

Risks Related to Ownership of Our Common Stock

Although we are not a controlled company within the meaning of the Nasdaq rules, during the phase-in period we have relied and may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of our initial public offering, Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree Power”), Oaktree ATI Investors, L.P. (“Oaktree Investors” and, together with Oaktree Power, “Oaktree”) and Ron P. Corio controlled a majority of our common stock through Parent. Oaktree and Ron P. Corio are parties to a third amended and restated limited liability company agreement of Parent, as amended (the “LLC Agreement”) with Oaktree as holders of Class AA Preferred Units and Class A Common Units of Parent and Ron P. Corio as a holder of Class A Common Units of Parent, and pursuant to which they retain control of Parent. See “Certain Relationships and Related Party Transactions.”

As a result, we were a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following the completion of our follow-on offering in December 2020 ( the “Initial Follow-on Offering”), we were no longer a controlled company under the Nasdaq listing requirements. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

The market price of our common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or the investment community;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the “SEC”), announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the U.S., Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.

We cannot assure you that you will be able to resell any of your shares of our common stock at or above the public offering price. The public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after this offering. If the market price of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment and may lose some or all of your investment.

The price of our common stock could decline if securities analysts cease to publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. If one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters in our IPO not to offer, sell, dispose of or hedge any shares of our common stock or any options or warrants to purchase any shares of our common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending                      days after the date of this prospectus, except with the prior written consent of                             . Prior to the closing of our IPO, we effected the Stock Split. Our certificate of incorporation authorizes us to issue up to 1,000,000,000 of our authorized shares of common stock, of which 126,994,467 shares of common stock is outstanding. All shares of our common stock (except 54,625,000 shares of common stock sold in our IPO, 36,656,250 shares of common stock sold in the Initial Follow-on Offering and the shares sold in this offering) are subject to the lock-up agreements or market stand-off provisions described under “Shares Available for Future Sale.” Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. See “Underwriting.”

The holders of an aggregate of              shares of our common stock, based on shares of common stock outstanding as of                          , 2021 and assuming no exercise of the underwriters’ option to purchase additional shares, or their transferees, became entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following our IPO, we filed a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the LTIP. See the information under the heading “Shares Available for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents we have incorporated by reference herein contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors” and “Industry Overview” in this prospectus and the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report, which is incorporated by reference in this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements in this prospectus represent our management’s beliefs and assumptions only as of the date of this prospectus, and forward-looking statements in documents that we have incorporated by reference represent our management’s beliefs and assumptions only as of the date of such document incorporated by reference. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, and documents that we have incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include:

•	if demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•	the viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•

a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•

defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;

•

the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows;

•

the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•

if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•

we may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•	we face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•

although we are not a “controlled company” within the meaning of the Nasdaq rules, during the phase-in period we have relied and may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies; and

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from this offering.

We will not receive any proceeds from the sale of our common stock by the selling stockholder, including from any exercise by the underwriters of their option to purchase additional shares. We will, however, bear the costs associated with the sale of shares of common stock by the selling stockholder, other than underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

DIVIDEND POLICY

We did not declare any cash distributions or dividends in 2018, 2019 and 2020, except the Special Distribution, and we currently do not anticipate paying any cash distributions or dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay cash distributions or dividends depends on our receipt of cash distributions or dividends from our operating subsidiaries. Our ability to pay cash distributions or dividends will therefore be restricted as a result of restrictions on their ability to pay cash distributions or dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks Related to Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” in our Annual Report, which is incorporated by reference in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020.

You should read this table together with the sections of this prospectus captioned “Prospectus Summary—The Offering” and “Description of Capital Stock” and the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” and our consolidated financial statements and related notes included in our Annual Report, which is incorporated by reference in this prospectus.

(in thousands, except share data)	As of December 31, 2020
Cash and cash equivalents	$

Long-term liabilities
Revolving credit facility(1)	$
Term loan(1)
Other(2)

Total long-term liabilities	$

Stockholders’ deficit:
Common stock, $0.001 par value, 1,000,000,000 shares authorized: no shares issued and outstanding, actual; 126,994,467 shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit

Total stockholders’ deficit

Total capitalization	$

(1)

Our subsidiary, Array Tech, Inc., entered into the New Senior Credit Facility in connection with our IPO. This facility consists of (i) a $575 million senior secured seven-year term loan facility (the “New Term Loan Facility”) and (ii) a $150 million senior secured five-year revolving credit facility (the “New Revolving Credit Facility” and, together with the New Term Loan Facility, the “New Senior Credit Facility”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” in our Annual Report, which is incorporated by reference in this prospectus.

(2)

Includes $                     million in deferred tax liability as of December 31, 2020. We also have a Tax Receivable Agreement with Ron P. Corio, our indirect stockholder. We estimate that, as of December 31, 2020 the undiscounted future expected payments under the Tax Receivable Agreement are $                     million. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The actual number of shares of common stock to be outstanding following this offering excludes 5% of the shares of common stock outstanding at the closing of our IPO (on a fully diluted basis) that are reserved for future grants or for sale under the LTIP.

INDUSTRY OVERVIEW

Solar Mounting Systems Market

Solar energy projects can be roof-mounted or ground-mounted. Roof-mounted systems typically have capacities of less than 1 MW and are connected directly to the end-user’s electrical system. Ground-mounted projects typically have capacities of at least 1 MW and are connected to the electricity grid. Ground-mounted solar energy projects represented 75% and 65% of the total solar generation capacity installed in the U.S. and internationally (excluding China), respectively, during 2019 according to IHS Markit. The structure that supports the solar panels and other related equipment used in the solar energy project is referred to as the mounting system. Ground-mounting systems can be trackers or fixed tilt. Tracker systems move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their power production. Fixed tilt systems do not move. According to IHS Markit, approximately 70% and 30% of all ground-mounted solar energy projects constructed in the U.S. and internationally (excluding China), respectively, during 2019 utilized trackers. Trackers can be single-axis or dual-axis. Single-axis trackers rotate around one axis only and dual-axis trackers rotate around two axes. The overwhelming majority of trackers produced and sold globally are single-axis.

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. A solar energy project that uses single-axis trackers costs approximately 7% more to build than a solar energy project that uses a fixed-tilt mounting system, but has a 22% lower LCOE according to BloombergNEF. Trackers typically represent between 10% and 15% of the total cost of a solar energy project based on information from BloombergNEF.

Historically, we have derived the majority of our revenues from the sale of trackers used in U.S. solar energy projects.

U.S. Solar Market

Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. We believe key drivers supporting continued growth in U.S. solar generation include:

•

Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of September 2020, 30 U.S. states, three territories and the District of Columbia had adopted RPSs, which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

•

Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, more than 175 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing 134 GWs of generation capacity, or approximately 12% of the total U.S. utility-scale generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation. President Biden has set a goal of “zero-carbon” electricity by 2035 which we believe may lead to an acceleration of fossil-fueled generation retirements either through federal legislation or executive action, further increasing demand for new solar energy projects.

•

Increasing economic competitiveness of solar energy with fossil generation as measured by the LCOE. LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2022 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

•

Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

•

Growing corporate and investor support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, over 280 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of December 2020, and 31 companies had made the Amazon Climate Pledge as of December 2020, which calls on its signatories to be net zero carbon across their businesses by 2040. In September 2020, Climate Action 100+, an investor initiative which represents 500 global investors who collectively manage more than $47 trillion in assets, sent letters to certain boards and CEOs of large corporate emitters to urge them to commit to and set clear goals to pursue transition to net-zero emissions by 2050 or sooner. We believe that corporate and investor commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

•

Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil-fuel fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market

Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019.

International Solar Market

Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019 according to IHS Markit. From 2014 to 2019, annual installations of ground-mounted solar generation capacity outside of the U.S. and China grew at a compound annual growth rate of 35% according to IHS Markit. We believe key drivers supporting continued growth in international solar generation are similar to the U.S. and also include:

•

Lack of existing transmission and distribution infrastructure in certain international locations is making solar energy an attractive alternative to new centralized generation. Many emerging market countries do not have well-developed electricity grids. The lack of grid infrastructure can make solar energy projects more attractive relative to conventional forms of generation because solar energy projects can be sited closer to the end-user and thus require less investment in transmission and distribution infrastructure.

•

Limited domestic energy resources. Many countries do not have significant domestic supplies of coal and natural gas, the principal fuels used in conventional generation, or prefer to export their domestic supplies rather than consume them to generate electricity. We believe solar energy is very attractive to these countries because it allows them to generate electricity without importing or consuming domestic supplies of fossil fuels.

International Tracker Market

Excluding China, international installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 71%, approximately two times faster than the compound annual growth rate of installations of all ground-mounted solar generation from 2017 to 2019, according to IHS Markit.

We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers. For example, a study published by the Solar Energy Research Institute of Singapore in July 2020 found that single-axis trackers with bifacial solar panels would deliver the lowest LCOE of any mounting system across 93.1% of the world’s land area and that single-axis trackers with monofacial solar panels would deliver the second lowest LCOE of any mounting system across 87.9% of the world’s land area.

MANAGEMENT

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held
Jim Fusaro	58	Chief Executive Officer, Director

Nipul Patel	50	Chief Financial Officer

Jeff Krantz	52	Chief Commercial Officer

Charlotte MacVane	38	General Counsel & Chief Legal Officer

Stuart Bolland	49	Chief Operations Officer

Jennifer Cheraso	53	Chief Human Resources Officer

Lucas Creasy	40	Chief Technology Officer

Troy Alstead	57	Director*

Orlando D. Ashford	52	Director*

Frank Cannova	30	Director**

Ron P. Corio	59	Director

Brad Forth	56	Director, Chairman

Peter Jonna	35	Director**

Jason Lee	45	Director**

*	Our board of directors has determined that this director is independent under the standards of Nasdaq.
**

Our board of directors has determined that this director is independent under the standards of Nasdaq, except for the purpose of our audit committee, for which the board has made no such determination in light of the relationship this director has with Oaktree.

Jim Fusaro has been our Chief Executive Officer since June 2018. Mr. Fusaro first began his career in aerospace in 1985. Prior to joining the Company, Mr. Fusaro served as a senior executive for multinational corporations including, Amkor Technology, Honeywell Aerospace, and Honeywell Performance Materials and Technologies, and Avnet. Prior to joining the Company, Mr. Fusaro served as Senior Vice President, IoT and Global Design Solutions of Avnet between June 2017 and June 2018. From June 2011 and June 2016, Mr. Fusaro held a number of leadership positions at Honeywell Aerospace, including Vice President & General Manager of Mechanical Subsystems and Vice President of Honeywell Operating System. From June 2016 and June 2017, Mr. Fusaro served as President of Honeywell Performance Materials, Advanced Materials. Mr. Fusaro holds a Master of Science in Mechanical Engineering from Rensselaer Polytechnic Institute and a Bachelor of Science in Mechanical Engineering from Arizona State University, additionally he is a certified Six Sigma Black Belt. Mr. Fusaro has authored over 60 technical publications and holds a number of U.S. Patents. Mr. Fusaro was nominated to serve on our board of directors because of his extensive senior leadership experience and comprehensive knowledge of our business and perspective of our day-to-day operations.

Nipul Patel joined the Company as Chief Financial Officer in April 2019. Prior to joining the Company, Mr. Patel served as Vice President Global Finance—Financial Planning and Analysis of Avnet between 2013 and 2018, as Director of Finance, Marketing and Product Management of Honeywell International between 2007 and 2013, and as Vice President Finance, FP&A and Solutions of Benchmark Electronics between 2018 and 2019. Mr. Patel is a Certified Public Accountant, holds a Bachelor of Science degree in accountancy from Miami University, and earned an MBA from Case Western Reserve University.

Jeff Krantz joined the Company in January 2017 and has been our Chief Commercial Officer since June 2019. Mr. Krantz is responsible for building and scaling Array’s sales/marketing and service initiatives. Prior to joining the Company, Mr. Krantz was Vice President of Sales for SMA North America from 2012 to 2017, a global market leader in solar inverters. Prior to that position, Mr. Krantz served as Vice President of Semiconductor and Solar Business for Pfeiffer Vacuum/Alcatel Vacuum Products between 2005 to 2012. Mr. Krantz’s prior experience also includes sales management positions at a variety of enterprises over the past 20 years, including 11 years in the power generation industry. Mr. Krantz has a Bachelor’s degree in Arts and in Business Management from Concordia University of Austin.

Charlotte MacVane has been our General Counsel since July 2017 and Chief Legal Officer since June 2019. Prior to joining the Company, Ms. MacVane served as General Counsel and Associate General Counsel for companies in the energy, software and semiconductor industries, including Energy Solutions International between 2012 and 2015 and Emerson Process Management between 2015 to 2017. Prior to these roles, Ms. MacVane served as General Counsel for Capital Asset Exchange & Trading, LLC between 2010 and 2012. Ms. MacVane received her undergraduate degree from Occidental College and her JD from Boston University. Ms. MacVane is also on the Board of the Association of Women Attorneys, Houston.

Stuart Bolland has been our Chief Operations Officer since September 2018. Mr. Bolland is responsible for Array’s global integrated supply chain which includes, procurement, manufacturing, logistics, planning and quality. Prior to joining the Company, Mr. Bolland served as Senior Director of Procurement and Asset Management for Honeywell’s Advanced Materials business between April 2015 and August 2018. Between April 2014 and April 2015, Mr. Bolland served as Strategic Sourcing Director of Honeywell’s Fluorine Products business. Prior to that, Mr. Bolland held several cross-functional roles at Hemlock Semiconductor and Dow Corning (now Dow Chemical), including Six Sigma Blackbelt, Economic Evaluator and Technology Manager, and as a Business Director between 2012 and 2014. Mr. Bolland earned a Bachelor of Science degree in Chemical Engineering at the University of Bath (U.K.).

Jennifer Cheraso has been our Chief Human Resources Officer since February 2019. Ms. Cheraso is responsible for Array’s Human Resources department. Ms. Cheraso has over 20 years of human resources experience and has held a variety of human resources leadership positions within our Company. Prior to joining the Company, Ms. Cheraso was the founder of JKC Consulting, LLC, between 2018 and February 2019, which provided a wide array of professional services focused on improving organizational performance and engagement. Ms. Cheraso held a number of leadership positions in Honeywell, serving as Vice President, Staffing and Talent Management at Honeywell’s Home & Buildings Technologies between 2015 and 2017. Between 2013 and 2014, Ms. Cheraso was Senior Director – Organizational Development and Learning of Honeywell Aerospace. Ms. Cheraso earned her Bachelor’s degree in Business and General Management from Purdue University’s Krannert School of Management as well as her Master’s degree in Business Administration and in Human Resources from Purdue University’s Krannert Graduate School of Management. Ms. Cheraso holds an OD Certification from the NTL Institute, is a Certified Professional Coach and SPHR certified.

Lucas Creasy has been our Vice President of Engineering since January 2019, and as of July 2020, Mr. Creasy has been our Chief Technology Officer. Mr. Creasy has over 16 years of product design, development & engineering experience. Prior to joining the Company, Mr. Creasy worked as Vice President of Engineering of Local Motors, Inc. from October 2017 and December 2018. From February 2016 and October 2017, Mr. Creasy held leadership positions in the program management office at Local Motors, Inc. Between 2002 and 2016, Mr. Creasy worked at The Knaphiede Manufacturing Company serving in several capacities, including engineering management, program management, and manufacturing engineering. Mr. Creasy has a Bachelor of Science degree in Manufacturing Engineering from Western Illinois University, and a Master’s degree in Business Administration from Quincy University.

Troy Alstead is the founder of Ocean5 and Table 47, concepts opened in 2017 for dining, entertainment and events. In February 2016, Mr. Alstead retired from Starbucks Corporation, an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead served as Chief Operating Officer beginning in 2014. From 2008 to 2014, Mr. Alstead served as that company’s Chief Financial Officer and Chief Administrative Officer. Additionally, Mr. Alstead served as Group President from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in a number of operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks’ international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. and Harley-Davidson, Inc., OYO Global, and Topgolf International. Mr. Alstead earned a B.A. in business administration from the University of Washington. Mr. Alstead was nominated to serve on our board of directors because of his expertise in the areas of finance and operations.

Orlando D. Ashford served as the President at Holland America Line Inc. at Carnival plc from December 2014 until June 2020. Mr. Ashford oversaw Holland America Line’s sales and marketing, revenue management deployment and itinerary planning, public relations, hotel operations and strategy. Between 2012 and 2014, Mr. Ashford was the President of the Talent business segment at Mercer LLC and Mercer Inc., a global consulting leader and subsidiary of Marsh & McLennan Companies. From 2008 to 2012, Mr. Ashford was the Senior Vice President, Chief Human Resources and Communications Officer for Marsh & McLennan Companies, Inc. Prior to joining Marsh & McLennan Companies, Inc. in 2008, Mr. Ashford served as Group Director of Human Resources for Eurasia and Africa for the Coca-Cola Company and as Vice President of Global Human Resources Strategy and Organizational Development for Motorola, Inc. Mr. Ashford has also held leadership positions with Mercer Delta Consulting, Ameritech and Andersen Consulting. Mr. Ashford serves on the board of directors for ITT Inc., Hershey Entertainment & Resorts Company, the Virginia Mason Medical Center, the Seattle chapter of the Positive Coaching Alliance and Year Up. Mr. Ashford has been honored as a Purdue University School of Technology Distinguished Alumnus and received the Seattle Business Magazine 2019 Executive Excellence Award. Mr. Ashford earned a Bachelor of Science degree and Master of Science degree in Organizational Leadership and Industrial Technology from Purdue University. Mr. Ashford was nominated to serve on our board of directors because of his extensive experience serving on public company boards and his expertise in addressing talent, culture and human capital issues at the executive level.

Frank Cannova is a vice president at Oaktree, where he is responsible for sourcing, executing and overseeing investments in leading companies in the energy, utility and industrials sectors for the Power Opportunities investment strategy at Oaktree. Mr. Cannova currently serves on the boards of Array Technologies, Renewable Energy Infrastructure Group, and Shoals Technologies Group Inc., a publicly held manufacturing company. Mr. Cannova previously served on the board of directors of Contract Land Staff. Prior to joining Oaktree in 2015, Mr. Cannova was an associate in the private equity group of Sun Capital Partners, responsible for evaluating investments across the consumer, business services and industrial sectors. Mr. Cannova began his career as an investment banking analyst with Imperial Capital providing M&A and leveraged finance advisory services. Mr. Cannova received a B.S. degree in chemical engineering from University of California, Los Angeles. Mr. Cannova was nominated to serve on our board of directors because of his expertise in the areas of finance and energy.

Ron P. Corio founded Array Technologies in 1989. Mr. Corio served as Chief Executive Officer and Chief Technical Officer of the Company from January 1989 to June 2018. Mr. Corio is also the inventor of 13 patents. Mr. Corio was nominated to serve on our board of directors because of his extensive solar energy experience, technical expertise and long history with the Company.

Brad Forth has been a senior advisor to Oaktree’s GFI Energy Group since 2016. Mr. Forth helps the team anticipate growth opportunities in the power, utility and energy sectors, and invest its capital in leading companies, helping management teams to accelerate the growth of their businesses. Mr. Forth has spent his entire career in the energy industry. Mr. Forth began his career as a design engineer at Power Measurement, Inc. in 1988, where he was responsible for pioneering research in the field of digital power metering and energy management systems. Mr. Forth remained at Power Measurement in various capacities for 18 years, the last nine as its Chief Executive Officer from 1999 to 2005. In 2006, Mr. Forth joined GFI Energy Group as a partner until

2009. Mr. Forth was a Managing Director at Oaktree from 2009 to 2016. Mr. Forth was a former board member of Xantrex Technology, The Kirlin Group and OpTerra Energy Group, and a former board chair of GT Solar Incorporated, Turbine Generator Maintenance, Cannon Technologies, GoodCents and TenK Solar. Since June 2017, Mr. Forth has been a board member of Shoals Technologies Group Inc., a publicly held manufacturing company. Mr. Forth received a Bachelor of Electrical Engineering degree from the University of Victoria in Canada. Mr. Forth was winner of the 2002 Ernst and Young award for “Pacific Entrepreneur of the Year – Technology and Communications” and has been a member of Young Presidents’ Organization since 1998. Mr. Forth was nominated to serve as the chairman of our board of directors because of his expertise in the energy industry.

Peter Jonna has worked in Oaktree’s GFI Energy Group since 2013, where he is responsible for sourcing, executing and overseeing investments in leading companies in the energy, utility and industrials sectors. Mr. Jonna has been a managing director at Oaktree since January 2020. Mr. Jonna’s prior positions include serving as a senior vice president from July 2017 to January 2020 and as a Vice President from July 2015 to July 2017. Mr. Jonna presently serves on the boards of directors of: Building Infrastructure Solutions Group, a privately held building services company; Shoals Technologies Group Inc., a publicly held manufacturing company; Renewable Energy Infrastructure Group, a privately held renewable energy services company; Montrose Environmental Group, Inc., a publicly held environmental services company; and Infrastructure & Energy Alternatives, Inc., a publicly held infrastructure construction company. Mr. Jonna previously served on the board of directors of Sterling Lumber Company. Prior to joining Oaktree, Mr. Jonna was an investment analyst in the Americas investment team of the UBS Infrastructure Asset Management strategy, investing directly in energy, power and transportation infrastructure assets. Mr. Jonna began his career as a project development engineer in Skanska’s Large Projects Group which focused on developing and constructing public private partnerships and infrastructure development projects. Mr. Jonna earned an M.S. in civil engineering from Stanford University and a B.S. in civil engineering from University of California, Los Angeles. Mr. Jonna was nominated to serve on our board of directors because of his expertise in the energy, utility and industrials sectors.

Jason Lee is a managing director and co-portfolio manager at Oaktree where he is responsible for managing the Power Opportunities investment strategy, focused on private equity investments in leading companies serving the energy and utility sectors. Mr. Lee is responsible for the overall management of the group and its investing activities, including setting investment strategy, sourcing and executing investment opportunities and board oversight of the group’s portfolio companies. Mr. Lee has worked at Oaktree since 2009. Mr. Lee currently serves on the boards of NAPEC and Shoals Technologies Group Inc., a publicly held manufacturing company. Prior to Oaktree, Mr. Lee worked for a number of years as an executive in the operational management of several companies, some of which he co-founded, and has advised a number of companies and government organizations in the areas of entrepreneurial strategy, investments and finance. Mr. Lee began his career at J.P. Morgan’s technology, media and telecom investment banking practice. Mr. Lee received his B.S. degree from the University of California, Berkeley and an M.B.A. from the UCLA Anderson School of Management where he serves as a member of the finance faculty and teaches courses on corporate finance, entrepreneurship and private equity. Mr. Lee was nominated to serve on our board of directors because of his expertise in the areas of finance and energy.

Board of Directors

Our board of directors consists of eight individuals including one as chairman. Our board of directors has determined that Troy Alstead and Orlando D. Ashford are independent directors under the standards of Nasdaq. Our board of directors has determined that Frank Cannova, Peter Jonna and Jason Lee are independent under the standards of Nasdaq, except for the purpose of our audit committee, for which the board has made no such determination in light of the relationship each of them has with Oaktree.

Our certificate of incorporation, which became effective upon the consummation of our IPO, provides that our board of directors shall be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws.” Our board of directors is divided among the three classes as follows:

•	Our class I directors are Troy Alstead and Orlando D. Ashford and their term will expire at the first annual meeting of stockholders to be held in 2021.

•	Our class II directors are Frank Cannova, Ron P. Corio and Peter Jonna and their term will expire at the second annual meeting of stockholders to be held in 2022.

•	Our class III directors are Brad Forth, Jim Fusaro and Jason Lee and their term will expire at the third annual meeting of stockholders to be held in 2023.

Committees of Our Board of Directors

Our board of directors has established audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors has established an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee consists of Troy Alstead, Orlando D. Ashford and Frank Cannova, with Troy Alstead serving as chairman. Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that Troy Alstead is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors adopted a written charter for the audit committee, available on our website.

Compensation Committee

Our board of directors has established a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee consists of Orlando D. Ashford, Brad Forth and Jason Lee, with Orlando D. Ashford serving as chairman. The composition of our compensation committee currently satisfy the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s phase-in schedule for a company ceasing to be a controlled company.

Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors adopt a written charter for the committee, which is available on our website.

Nominating and Corporate Governance Committee

Our board of directors has established a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee consists of Brad Forth, Peter Jonna and Ron P. Corio, with Brad Forth serving as chairman. The composition of our nominating and corporate governance committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s phase-in schedule for a company ceasing to be a controlled company. Our board of directors adopted a written charter for the nominating and corporate governance committee, which is available on our website.

2020 Director Compensation

The following table summarizes the compensation awarded or paid to the members of our board of directors for the fiscal year ended December 31, 2020. Mr. Fusaro did not receive any additional compensation during 2020 for his service on our board of directors.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Troy Alstead		$100,000	—
Orlando D. Ashford		$100,000	—
Frank Cannova		—	—
Ron Corio		—	—
Brad Forth		$446,776	—
Peter Jonna		—	—
Jason Lee		—	—

(1)

Represents the aggregate grant date fair value of restricted stock units with respect to shares of the Company’s common stock granted in 2020, computed in accordance with FASB ASC TOPIC 718. As of December 31, 2020, Messrs. Alstead and Ashford held 4,545 restricted stock units, one-half of which will vest on each of October 19, 2021 and 2022 and Mr. Forth held 20,308 restricted stock units, one-third of which will vest on each of October 19, 2021, 2022 and 2023.

New Director Compensation Program

After the completion of our IPO, our non-employee directors became eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. Our non-employee directors will receive the following annual retainers for their service on our board of directors. The non-employee directors who are employees of Oaktree have agreed or are otherwise obligated to transfer all or a portion of the compensation they receive for their service as directors to Oaktree. The retainers are paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Non-Executive Chairman	$100,000
Board Member	$60,000
Audit Committee:
Chairperson	$25,000
Committee Member	$10,000
Compensation Committee:
Chairperson	$17,500
Committee Member	$7,500
Nominating and Corporate Governance Committee:
Chairperson	$10,000
Committee Member	$5,000

In addition, our non-employee directors who are not also employees of us or Oaktree receive annual grants of restricted stock units with an aggregate grant date value of $120,000, subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. Troy Alstead and Orlando Ashford were appointed in connection with our IPO and received a one-time grant of restricted stock units with an aggregate grant date value of $100,000, subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. Mr. Forth also received a one-time grant of restricted stock units with an aggregate grant date value of $446,776. See below under “Executive Compensation—Actions Taken in Connection with Our IPO-Restricted Stock Unit Grants” for additional information regarding this grant.

Our directors are reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that became effective upon the consummation of our IPO. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of Business Conduct and Ethics

We adopted, effective upon the consummation of our IPO, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code is available on our website.

EXECUTIVE COMPENSATION

Executive Compensation

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year ended December 31, 2020 (the “2019 Fiscal Year”).

Name	Principal Position
Jim Fusaro	Chief Executive Officer

Jeffrey Krantz	Chief Commercial Officer

Stuart Bolland	Chief Operations Officer

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2020 and 2019 Fiscal Years.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)		Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		All Other Compensation ($)(4)		Total ($)
Jim Fusaro (Chief Executive Officer)	2019		$480,000		$2,248,421	—		$750,000		$25,925		$3,504,346
	2020	$		$		$1,340,328	$		$		$
Jeffrey Krantz (Chief Commercial Officer)	2019		$350,000		$730,737	—		$220,000		$8,400		$1,309,137
	2020	$		$		$522,720	$		$		$
Stuart Bolland (Chief Operations Officer)	2019		$300,000		$730,737	—		$220,000		$8,329		$1,259,066
	2020	$		$		$392,040	$		$		$

(1)

Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Class B Common Units granted to Messrs. Fusaro, Krantz and Bolland during the 2019 Fiscal Year. The Class B Common Units represent membership interests in Parent that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Common Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Please see Note 14 “Equity-Based Compensation” in our consolidated financial statements for the year ending December 31,                     , incorporated by reference in this prospectus, for additional details. Amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB 718, of restricted stock units granted to Messrs. Fusaro, Krantz and Bolland during the 2020 Fiscal Year. Please see Note 14 “Equity-Based Compensation” in our consolidated financial statements for the year ending December 31,                     , incorporated by reference in this prospectus, for additional details regarding assumptions underlying the value of these awards.

(2)

Amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB 718, of restricted stock units granted to Messrs. Fusaro, Krantz and Bolland during the 2020 Fiscal Year. Please see Note 14 “Equity-Based Compensation” in our consolidated financial statements for the year ending December 31, , incorporated by reference in this prospectus, for additional details regarding assumptions underlying the value of these awards.
(3)

Amounts in this column reflect bonuses paid to the Named Executive Officers with respect to the 2020 and 2019 Fiscal Years. Please see the section entitled “—Narrative Disclosure to Summary Compensation Table—Employment Offer Letters” below for additional details.

(4)

Amounts in this column reflect (i) in the case of Mr. Fusaro, $17,526 in commuting expenses and $8,399 in 401(k) plan matching contributions made on his behalf during the 2019 Fiscal Year and (ii) in the case of Messrs. Krantz and Bolland, 401(k) plan matching contributions made on their behalf during the 2020 and 2019 Fiscal Years. See below under “—Additional Narrative Disclosure—Retirement Benefits” for additional information regarding 401(k) plan contributions.

Narrative Disclosure to Summary Compensation Table

Employment Offer Letters

We have offer letters, as amended, with each of our Named Executive Officers that provide for each executive’s annual base salary, target bonus opportunity, an initial grant of Class B Common Units in Parent, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in our benefit plans generally.

Messrs. Fusaro’s, Krantz’s and Bolland’s annual base salaries for the 2019 Fiscal Year were $480,000, $350,000 and $300,000, respectively, and their target annual bonuses were 100%, 40% and 40%, respectively, of their base salary. For the 2019 Fiscal Year, bonuses were paid out at 125% of the target annual bonus amount at the discretion of our board of directors and Messrs. Fusaro, Krantz and Bolland received bonus payments of $600,000, $175,000 and $150,000, respectively. These bonus levels were determined based on the Company’s EBITDA and working capital performance, as well as the board of directors’ assessment of the level of achievement of each Named Executive Officer’s personal management objectives. We are currently in the process of further refining our annual bonus program with payments to be determined based on the achievement of specific pre-established performance measures. In addition, our board of directors approved one-time bonuses based on the Company’s achievement of record levels of sales and volume deliveries. In recognition of this achievement, Messrs. Fusaro, Krantz and Bolland received bonuses of $150,000, $45,000 and $70,000, respectively.

The offer letters provide for certain severance benefits upon a resignation by the applicable executive for “good reason” or upon a termination by the Company without “cause.” Please see the section entitled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits provided to our Named Executive Officers under the offer letters.

Long Term Incentive Compensation

We have historically offered long-term incentives to our Named Executive Officers through grants of restricted Class B Common Units in Parent. These Class B Common Unit awards are subject to time-based vesting requirements and are subject to accelerated vesting upon the occurrence of certain terminations of employment and certain change in control events. However, we do not anticipate that the consummation of this offering or any of the related transactions will result in accelerated vesting of any of the Class B Common Units in Parent. See below under “—Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

In connection with our IPO, Messrs. Fusaro, Krantz and Bolland received restricted stock unit grants under the LTIP in respect of 60,924, 23,760 and 17,820 shares, respectively, of the Company’s common stock. See below under “—Actions Taken in Connection with Our IPO-Restricted Stock Unit Grants” for additional information regarding these grants.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2020.

	Option Awards(1)					Stock Awards(6)
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price ()(5)	Option Expiration Date(5)	Number of Share or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(7)
Jim Fusaro	3,864,474	1,756,579	(2)	N/A	N/A	60,924	$2,628,261
Jeffrey Krantz	1,826,843	—	(3)	N/A	N/A	23,760	$1,025,006
Stuart Bolland	1,141,777	685,066		N/A	N/A	17,820	$768,755

(1)

The equity awards disclosed in this table are restricted class B common units in Parent, which are intended to be profits interests for federal income tax purposes. Despite the fact that the class B common units do not require the payment of an exercise price or have an option expiration date, we believe they are economically similar to stock options and, as such, they are reported in this table as “Option” awards. Awards reflected as “Unexercisable” are class B common units that have not yet vested. Awards reflected as “Exercisable” are class B common units that have vested, but remain outstanding. The class B common units are subject to time-based vesting conditions. A certain percentage of each award was vested upon the issuance date of November 18, 2019 and 6.25% of the award vests on the last day of each calendar quarter following the issuance date until 100% vested, subject to the Named Executive Officer’s continued employment through the applicable vesting date. The treatment of these awards upon certain terminations of employment and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

(2)

351,316 of these class B common units vested on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020. 351,316 of these class B common units will vest on each of March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022, so long as Mr. Fusaro remains employed through such dates.

(3)	114,178 of these class B common units vested on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.
(4)

114,178 of these class B common units vested on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020. 114,178 of these class B common units will vest on each of March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022, so long as Mr. Bolland remains employed through such dates.

(5)	These equity awards are not traditional options, and therefore, there is no exercise price or option expiration date associated with them.
(6)

The equity awards disclosed in this table are restricted stock units with respect to shares of the Company’s common stock, one-third of which will vest on each of October 19, 2021, 2022 and 2023. In the event of a termination of employment by the Company without “cause” or resignation for “good reason,” the restricted stock units that would have become vested on the next vesting date will become fully vested, unless such termination occurs within two years following a change in control, in which case, the restricted stock units will become fully vested.

(7)

The amounts reflected in this column represent the market value of the Company’s common stock underlying the restricted stock units reported in the preceding column, computed based on the closing trading price of the Company’s common stock on December 31, 2020, which was $43.14.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the Named Executive Officers, can make voluntary pre-tax contributions. Prior to 2020, we matched 100% of elective deferrals up to 3% of compensation. We currently match 50% of elective deferrals up to 3% of compensation, plus 50% of elective deferrals over 3% of compensation but that do not exceed 5% of compensation. These matching contributions made (i) prior to 2020, vests ratably over a five-year period and (ii) in 2020, vest 100% on the second anniversary of the commencement of the participant’s employment. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments Upon Termination or Change in Control

A Named Executive Officer’s outstanding, unvested Class B Common Units in Parent will become 100% vested upon a “sale of the company,” which is generally the sale of Parent (or any subsidiary of Parent that holds substantially all of the assets of Parent) pursuant to which an independent third party or parties acquire (i) equity securities of Parent (or its applicable subsidiary) possessing the voting power to elect a majority of the board of directors of Parent (or its applicable subsidiary) or (ii) all or substantially all of Parent’s (or its applicable subsidiary’s) assets.

Our Named Executive Officers’ offer letters provide that upon a termination by us for any reason other than for “cause” or upon a resignation by such executive for “good reason,” each as defined therein, subject to the execution and delivery of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, Mr. Fusaro will receive salary continuation payments for six months (15 months if such termination occurs within six months following the acquisition of a majority ownership interest in the Company by an entity or entities not under common control of its current owners) and Messrs. Krantz and Bolland will receive a lump sum payment of equal to nine months of base salary. The offer letters also contain certain restrictive covenants, including provisions that create restrictions, with certain limitations, on our Named Executive Officers soliciting any customers, soliciting or hiring Company employees or inducing them to terminate their employment, or disparaging the Company, in each case, during the term of the executive’s employment with the Company and for the one-year period following termination of employment.

Mr. Fusaro’s offer letter generally provides that “cause” means one or more of the following with respect to the executive: (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud, (ii) reporting to work under the influence of alcohol or under the influence or in the possession of illegal drugs, (iii) substantial and repeated failure to perform duties, (iv) breach of fiduciary duty, gross negligence or willful misconduct, (v) a willful and material failure to observe policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies) or (vi) any breach by Mr. Fusaro of any non-competition, non-solicitation, no-hire or confidentiality covenant between Mr. Fusaro and the Company or any Company affiliate or any material breach by Mr. Fusaro of any other provision of his offer letter, or any other agreement between Mr. Fusaro and the Company or any Company affiliate. Mr. Fusaro’s offer letter generally provides that “good reason” means the following with respect to him: (i) a reduction without his consent in his Salary below the Salary in effect as of the date hereof, (ii) a relocation of his principal place of employment, without his consent, to a location more than fifty (50) miles from his then-current principal place of employment (it being understood and agreed, for the avoidance of doubt, that the relocation contemplated by Section 6 shall not constitute Good Reason), or (iii) a change in position or title without his consent; provided that, in any case, upon written notice from the executive of the existence of any such occurrence, the Company will have 30 days to cure such occurrence.

Messrs. Krantz’s and Bolland’s offer letters generally provide that “cause” means one or more of the following with respect to the executive: (i) the commission of a felony or other crime involving moral turpitude or of any other act or omission involving dishonesty or fraud, (ii) reporting to work under the influence of alcohol or under the influence or in the possession of illegal drugs, (iii) substantial and repeated failure to perform duties after notice of such failure and, if curable, an opportunity to permanently cure such failure within 30 days of such notice, (iv) breach of fiduciary duty, gross negligence or willful misconduct, (v) a willful and material failure to observe policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies) after notice of such failure and, if curable, an opportunity to permanently cure such failure within 30 days of such notice or (vi) any breach by the executive of any non-competition, non-solicitation, no-hire or confidentiality covenant between the executive and the Company or any Company affiliate or any material breach by the executive of any other provision of the executive’s offer letter or any other agreement between the executive and the Company or any Company affiliate, after notice of such breach and, if curable, an opportunity to permanently cure such breach within 30 days of such notice. Messrs. Krantz’s and Bolland’s offer letters generally provide that “good reason” means the following with respect to the executive: (i) a material reduction in his Salary without his consent, or (ii) a relocation of his principal place of employment, without his consent, to a location more than 50 miles from his then-current principal place of employment; provided that, in any case, upon written notice from the executive of the existence of any such occurrence, the Company will have 30 days to cure such occurrence.

Actions Taken in Connection with Our IPO

Class B Common Units in Parent

In connection with our IPO, we amended the Class B Common Unit award agreement for each of our Named Executive Officers to provide that each Named Executive Officer’s Class B Common Units in Parent will become fully vested upon the termination of their employment by the Company without cause or by the Named Executive Officer for good reason.

Restricted Stock Unit Grants

In connection with the reinvestment by our Chairman, our Named Executive Officers and certain other employees described in “Certain Relationships and Related Party Transactions—Parent LLC Agreement,” we granted our Chairman, Named Executive Officers and these employees restricted stock units under the LTIP with respect to an aggregate of 175,834 shares of the Company’s common stock. These restricted stock unit awards vest ratably over three years, subject to the recipient’s continued employment or service.

Annual Base Salary and Target Annual Bonus Changes

Following the completion of our IPO, Messrs. Fusaro’s, Krantz’s and Bolland’s annual base salaries became $650,000, $400,000 and $340,000, respectively, and their target annual bonuses became 100%, 50% and 50%, respectively, of their annual base salary.

Long-Term Incentive Plan

In order to incentivize our employees following the completion of our IPO, our board of directors adopted a long-term incentive plan (the “LTIP”), for employees, consultants and directors prior to the completion of our IPO. Our Named Executive Officers are eligible to participate in the LTIP, which became effective upon the consummation of our IPO. The LTIP provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 5% of the shares of common stock outstanding at the closing of our IPO (on a fully diluted basis)

were initially reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP will be increased on January 1 of each of the first 10 calendar years during the term of the LTIP, by the lesser of (i) 5% of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s common stock determined by our board of directors or compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of effectiveness of this registration statement with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors upon the consummation of this offering and each named executive officer; and

•	the members of our board of directors upon the consummation of this offering and our named executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 126,994,467 shares of common stock outstanding as of December 31, 2020.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o Array Technologies, Inc., 3901 Midway Place NE, Albuquerque, New Mexico 87109.

	Shares Beneficially Owned Before Offering(1)		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option(2)
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholder and Selling Stockholder:
ATI Investment Parent, LLC(3)	35,713,217	28.1%
Named Executive Officers and Directors:
Jim Fusaro	1,198,328	*
Jeff Krantz	339,936	*
Stuart Bolland	432,402	*
Nipul Patel(4)	407,923	*
Troy Alstead	4,545	*
Orlando D. Ashford	4,545	*
Frank Cannova(5)	—	—
Ron Corio	11,188,080	8.8%
Brad Forth	862,445	*
Peter Jonna(5)	—	—
Jason Lee(5)	—	—
All executive officers and directors as a group (14 individuals)	15,329,718	12.0%

*	Represents beneficial ownership of less than 1%
(1)

For listed executive officers and directors, represents their economic interests in ATI Investment Parent, LLC and indirectly, shares of our common stock based on the initial public offering price of $22.00 per share and a hypothetical liquidating distribution by ATI Investment Parent, LLC of all cash and all shares of our common stock, in each case it holds prior to this offering in accordance with the terms of its limited liability company agreement, immediately after giving effect to (i) our IPO, (ii) the cash distribution of

$589 million that we paid to ATI Investment Parent, LLC upon the closing of our IPO (the “Special Distribution”), (iii) the reinvestment by our Named Executive Officers and certain other employees described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement,” and (iv) the restricted stock units described under “Executive Compensation—Actions Taken in Connection with Our IPO—Restricted Stock Unit Grants.” Such individuals are currently unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC.
(2)

For listed executive officers and directors, represents any shares of our common stock beneficially held by them and any restricted stock units granted to them, as well as their economic interests in ATI Investment Parent, LLC and indirectly, shares of our common stock based on a public offering price of $                     per share, and a hypothetical liquidating distribution by ATI Investment Parent, LLC of all cash and all shares of our common stock, in each case it holds prior to this offering in accordance with the terms of its limited liability company agreement, immediately after giving effect to this offering. Such individuals are currently unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC.

(3)

Oaktree Power Opportunities Fund IV, L.P., or the “Main Fund,” Oaktree Power Opportunities Fund IV (Parallel), L.P., or the “Parallel Fund,” and Oaktree ATI Investors, L.P., or the “Co-Invest Fund,” are together the controlling member of ATI Investment Parent, LLC. Certain members of our management team are unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC. In addition, Parent received the net proceeds of the Special Distribution from our IPO and will receive the net proceeds from its sale of our common stock from this offering. We refer to the Main Fund, the Parallel Fund and the Co-Invest Fund, collectively, as the “Oaktree Funds.” Oaktree Capital Management, L.P., or “OCM,” is the investment manager of each of the Oaktree Funds. As a result, each of the Oaktree Funds and OCM may be deemed to have beneficial ownership of the shares owned by ATI Investment Parent, LLC. OCM’s asset management business is indirectly controlled by Oaktree Capital Group, LLC, or “OCG,” and Atlas OCM Holdings LLC, or “Atlas OCM.” As of November 9, 2020, approximately 61.8% of OCM’s business is indirectly owned by Brookfield Asset Management, Inc. (“Brookfield”) and the remaining approximately 38.2% is owned by current and former OCM executives and employees. Brookfield’s ownership interest in OCM’s business is held through OCG, Atlas OCM and other holding entities. The current and former OCM executives and employees hold their interests through a separate entity, Oaktree Capital Group Holdings, L.P. The board of directors of OCG and of Atlas OCM is currently comprised of: (i) five Oaktree senior executives, Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, and Sheldon M. Stone; (ii) three independent directors, Stephen J. Gilbert, D. Richard Masson, and Marna C. Whittington; and (iii) two Brookfield senior executives, Justin B. Beber and J. Bruce Flatt. The Oaktree Funds, OCM, OCG, Atlas OCM and Brookfield and all such individuals expressly disclaim beneficial ownership of the shares held by ATI Investment Parent, LLC, except to the extent of their respective pecuniary interests therein. The address for OCM and Messrs. Marks, Karsh, Wintrob, Frank and Stone is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th floor, Los Angeles, California 90071.

(4)	Nipul Patel is our Chief Financial Officer and not a named executive officer.
(5)

Frank Cannova, Peter Jonna and Jason Lee are each affiliated with Oaktree or its affiliated investment managers and advisors. Messrs. Cannova, Jonna and Lee each disclaim beneficial ownership of the shares of common stock that are beneficially owned by the Oaktree Funds. The address of Messrs. Cannova, Jonna and Lee is c/o Oaktree Capital Management, L.P., 11611 San Vicente Blvd, Suite 700, Los Angeles, California 90049.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation” and “Management—New Director Compensation Program.” For the year ended December 31, 2019 and 2020, the Company recognized $0.8 million and $                        , respectively, in equity-based compensation.

History of Array Technologies, Inc. and Partnership with Oaktree

Ron P. Corio founded the business of the Company in 1989. On July 8, 2016, Oaktree, through Parent, purchased a majority of the ownership of Array Tech, Inc. with Ron P. Corio and the other selling stockholders rolling over a portion of their ownership into Parent. Ron P. Corio continues to hold a significant majority of the minority shareholding of the Company. Although Ron P. Corio is no longer involved in the day-to-day operations of the Company, he is a member of the board of directors of Parent, ATI Investment Holdings, Inc., ATI Investment Sub, Inc. and Array Tech, Inc. and participates with Oaktree in the overall leadership of the Company’s business.

Parent LLC Agreement

The LLC Agreement specifies the rights and obligations of the members of Parent and the rights of the various classes of limited liability company interests therein. Limited liability company interests of Parent are currently held in the form of class AA preferred units, class A common units, class B common units and class C common units. Pursuant to the LLC Agreement, only holders of class A common units have voting rights Oaktree and Ron P. Corio are the holders of the majority of the class A common units. Additionally, pursuant to the LLC Agreement, upon the consummation of our IPO, all convertible class A preferred units converted automatically to class A common units. The holders of class AA preferred units, class A common units, class B common units and class C common units in Parent will share in any distributions related to this offering, in the following order (the “Waterfall”): (i) to the holders of class AA preferred units until their unreturned capital is reduced to zero, (ii) to the holders of class AA preferred units until their unpaid yield of 18% per annum is reduced to zero, (iii) to the holders of Class B common units subject to certain participation thresholds (such class B common units that exceed such thresholds (the “Participating Class B Units”), an amount equal to the Class B Distribution Amount (as described below), (iv) to the holders of class A common units until their unreturned capital is reduced to zero, (v) to the holders of class C common units, an amount equal to the sum of (a) a percentage between 0% and 1% calculated based on the linear interpolation of the internal rate of return of all investments in the convertible class A preferred units and class A common units (“Class A IRR”) when such IRR is between 8% and 12% of all distributions to holders of convertible class A preferred units and class A common units only to the extent such distributions are made when the Class A IRR is less than or equal to 12% and (b) 2% of all distributions to the holders of convertible class A preferred units and class A common units only to the extent such distributions are made when the Class A IRR is greater than 12% and (vi) the remaining amount of the distribution to be shared on a pro rata basis among the holders of the class A common units (including the convertible class A preferred units, as converted). The “Class B Distribution Amount” is equal to the (1) the product of (A) 7%, (B) the ratio of the number of Participating Class B Units over 32,789,474 and (C) an amount equal to all distributions (including tax distributions) made or contemplated to be made under the LLC Agreement in excess of $50,133,333.33 and the yield accrued on the class AA preferred units less (2) any distributions previously made to the holders of class B common units. Parent received the net proceeds of the Special Distribution from our IPO and the net proceeds from its sale of our common stock from our IPO and the Initial Follow-on Offering and will receive the net proceeds from its sale of our common stock from this offering, and the LLC Agreement will govern the rights and obligations of the members of Parent and the rights of the various classes of limited liability company interests with respect to such net proceeds. Our Chairman and our listed executive officers received net proceeds from the Special Distribution and our IPO of approximately

$45 million in respect of such interests, based on the initial public offering price of $22.00 per share. Our Chairman and our listed executive officers have reinvested, through the purchase of shares of our common stock, approximately 50% (except with respect to Jeff Krantz, our Chief Commercial Officer, approximately 40%) of the after-tax value of the distributions they received in respect of their vested Class B Common Units. See “Executive Compensation—Actions Taken in Connection with Our IPO—Class B Common Units in Parent.” Based on the initial public offering price of $22.00 per share, such reinvestment resulted in our Chairman and our listed executive officers purchasing approximately 527,506 shares of our common stock. Following this offering, our Chairman and our listed executive officers will receive net proceeds of approximately $           in respect of their interests in Parent, based upon the last reported sale price of our common stock on                                              , 2021 of $           per share.

Under the LLC Agreement, each member is required to vote its, his or her units in favor of a board of managers of Parent (the “Board of Managers”) consisting of (i) at least three representatives that Oaktree designates (the “Sponsor Managers”), (ii) so long as the Corio Group (as defined below) holds collectively not less than 10% of the aggregate outstanding convertible class A preferred units and class A common units, one representative that the Corio Group designates, and (iii) three additional representatives with significant experience in the solar industry, two of which shall be designated by the Board of Managers, and one of which shall be designated by the Corio Group and approved by Oaktree (each, an “Additional Manager”); provided, that no Additional Manager shall be an affiliate of Oaktree or the Corio Group. Additionally, Oaktree is entitled to designate one individual to act as an observer on the Board of Managers in addition to the Sponsor Managers. The “Corio Group” consists of Ron P. Corio, a non-employee member of our board of directors, his permitted transferees and family.

Additionally, under the LLC Agreement, if Oaktree sells its convertible class A preferred units or class A common units to a third party (disregarding sales transfers to employees of Parent, any member of Parent or their respective affiliates and certain other exceptions), the holders of the convertible class A preferred units or class A common units will have the option, but will not be required (except in the case of a change of control transaction of Parent), to participate in the sale and sell alongside Oaktree on a pro rata basis.

Ron P. Corio and Oaktree also each have special consent rights related to certain Parent actions. So long as the Corio Group holds collectively holds not less than ten percent (10%) of the aggregate outstanding (i) convertible class A preferred units (on an as converted basis) and (ii) class A common units, Parent will need the Corio Group’s prior consent to issue class B common units over 7% of the sum of the class A common units, class B common units and convertible class A preferred units (on an as converted basis) outstanding, pay salary or issue equity to Brad Forth other than class C common units, change the total managers of the Board of Managers, make any material changes to Parent’s or any of its subsidiary’s line of business or enter into a transaction with Oaktree or its affiliate. Parent will need the prior written consent of Oaktree to enter into any arrangements with the Corio Group except for customary and reasonable employment agreements.

Tax Receivable Agreement

Concurrent with the acquisition of the Patent LLC, Array Tech, Inc. (f/k/a Array Technologies, Inc.) entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”) with Ron P. Corio, our indirect stockholder. The Tax Receivable Agreement requires that Array Tech, Inc. (f/k/a Array Technologies, Inc.) pay Ron P. Corio for a portion of certain federal, state, local and non-U.S. tax benefits that we actually realize (or are deemed to realize in certain circumstances) in taxable periods following the acquisition of the Patent LLC. The Tax Receivable Agreement is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the Company’s consolidated statement of operations. The Tax Receivable Agreement is valued based on the future expected payments under the agreement. At December 31, 2019, the fair value of the Tax Receivable Agreement was $17.8 million.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise. The significant fair value inputs used to estimate the future expected Tax Receivable Agreement payments to Ron P. Corio include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the Tax Receivable Agreement.

We re-measured the Tax Receivable Agreement as part of an IRS settlement in 2019 in which the recognized value of the Parent LLC’s assets was reduced. The Company recognized a gain of $2.7 million resulting from the reduction in the fair value of the Tax Receivable Agreement.

Payments made under the Tax Receivable Agreement consider our tax positions and are generally due within 125 days following the filing of our U.S. federal and state income tax returns under procedures described in the Tax Receivable Agreement. The Tax Receivable Agreement will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the Tax Receivable Agreement (or the Tax Receivable Agreement is otherwise terminated pursuant to its terms).

As of December 31, 2019, the undiscounted future expected payments under the Tax Receivable Agreement are as follows (in thousands):

For the Year Ending December 31,
2020	$6,293
2021	1,746
2022	1,746
2023	1,746
2024	1,746
2025 and thereafter	9,033

$22,310

The foregoing amounts are estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual tax benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (or other relevant tax authorities) to challenge potential tax basis increases or other tax benefits covered by the Tax Receivable Agreement, Ron P. Corio is not obligated to reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, though we may net such excess payments against payments that would otherwise be made to Ron P. Corio under the Tax Receivable Agreement. Moreover, if we elect to terminate the Tax Receivable Agreement early, it is terminated early due to our breach of a material obligation thereunder, or another acceleration event under the Tax Receivable Agreement occurs, our obligations under the Tax Receivable Agreement would accelerate, and we would be required to make a lump-sum payment in advance of our realizing the associated tax benefits.

Earn-Out Obligations

Under the Earn-Out Agreement, the Company was required to pay the former stockholders of Array Tech, Inc., including Ron P. Corio, an indirect stockholder, future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the consummation of our IPO and the Initial Follow-on Offering; the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party; the sale of equity securities or assets of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, ATI Investment Sub, Inc. or the Company. The IPO, Special Distribution and Initial Follow-on Offering required the Company to make cash payments of $9.1 million in October 2020 and $15.9 million in December 2020. As a result of these payments, our earn-out liability has been paid in full.

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued a $38.6 million Senior Secured Promissory Note (such Note, the “Senior Secured Promissory Note”) in favor of Ron P. Corio, our indirect stockholder, that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

The Company paid the remaining outstanding balance and accrued interest on July 31, 2020 to settle the obligation with respect to the Senior Secured Promissory Note. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” in our Annual Report, which is incorporated by reference in this prospectus.

Consent Fees

The Company incurred $2.2 million in consent fees with the former majority shareholder of Array to allow a carryback of post-acquisition net operating losses to pre-acquisition periods under the CARES Act.

Letter of Credit Fees

For the year ended December 31, 2019 and 2020, the Company paid Oaktree, a significant shareholder of Parent, $0.8 million and $                    , respectively, for full reimbursement of expenses relating to letter of credit fees under our Senior ABL Facility. No additional interest or fees were paid to Oaktree in connection with its payment of such expenses. For a description of the Senior ABL Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” in our Annual Report, which is incorporated by reference in this prospectus.

Consulting Services

During January 2019, we paid Brad Forth, a member of the board of directors who had previously served as our chief executive officer, $0.2 million for consulting work in support of the chief executive officer transition.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement, or the Registration Rights Agreement, with Oaktree, the Corio Group and certain members of our management. Subject to certain conditions, the Registration Rights Agreement provides Oaktree and the Corio Group with “long-form” demand registrations and “short-form” demand registration rights, as well as shelf registration rights. The Registration Rights Agreement also provides Oaktree, the Corio Group and certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement contains provisions that require the parties thereto to coordinate with one another with respect to sales of our common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our common stock. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our board of directors has primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter provides that the audit committee shall review and approve in advance any related party transactions.

We have adopted a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

DESCRIPTION OF CAPITAL STOCK

General

In connection with our IPO, we converted from a Delaware limited liability company into a Delaware corporation, by filing a certificate of conversion with the office of the Secretary of the State of Delaware, and changed our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. We also filed with the office of the Secretary of the State of Delaware our amended and restated certificate of incorporation (our “Certificate of Incorporation”) and adopted our bylaws (our “Bylaws”), effective upon the consummation of our IPO. Below is a summary of the material terms and provisions of our Certificate of Incorporation and our Bylaws affecting the rights of our stockholders upon the consummation of our IPO, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our Bylaws and the DGCL. Copies of our Certificate of Incorporation and Bylaws have been filed with the SEC as exhibits to the registration statement on Form S-1 filed on October 8, 2020. References in this section to the “Company,” “we,” “us” and “our” refer to Array Technologies, Inc. and not to any of its subsidiaries.

Authorized Capital

Our authorized capital stock consists of 1 billion shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

As of December 31, 2020, there were 126,994,467 shares of common stock outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of preferred stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our Certificate of Incorporation does not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply as long as our common stock is listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation authorizes our board of directors to establish, from time to time, the number of shares to be included in each Series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each Series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors may also increase or decrease the number of shares of any Series of preferred stock, but not below the number of shares of that Series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

Our Certificate of Incorporation and Bylaws indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our board of directors to indemnify other employees. This indemnification extends to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification also extends to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Certificate of Incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

No Cumulative Voting. Our Certificate of Incorporation provides that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called, prior to the date on which Oaktree Power, Oaktree Investors and each of their respective affiliates cease to beneficially own at least 50% of the outstanding shares of common stock (the “Trigger Event”), only by or at the direction of our board of directors or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our board of directors or our Chairman. The Trigger Event occurred upon the completion of the Initial Follow-on Offering.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation precludes stockholder action by written consent from and after the Trigger Event, which occurred upon the completion of the Initial Follow-on Offering.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Bylaws require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the Bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation provides that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our Certificate of Incorporation also provides that from and after the Trigger Event, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). The Trigger Event occurred upon the completion of the Initial Follow-on Offering.

Supermajority Provisions. Our Certificate of Incorporation and Bylaws provide that our board of directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our Certificate of Incorporation. From and after the Trigger

Event, which occurred upon the completion of the Initial Follow-on Offering, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our Bylaws or applicable law, any amendment, alteration, rescission or repeal of our Bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that the following provisions in our Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. Section 203 of the DGCL provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent; or

•	by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Under our Certificate of Incorporation, we opted out of Section 203 of the DGCL and are therefore not subject to Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on Nasdaq under the symbol “ARRY.”

SHARES AVAILABLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

As of December 31, 2020, a total of 126,994,467 shares of common stock were outstanding. All of the 54,625,000 shares of common stock sold in our IPO, 36,656,250 shares of common stock sold in the Initial Follow-on Offering and the shares sold in this offering are or will be, respectively, freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The outstanding shares of our common stock held by existing stockholders are deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in our IPO, the shares sold in the Initial Follow-on Offering and the shares sold in this offering)
Beginning days after the date of this prospectus (consisting of the shares eligible for sale upon expiration of the lock-up agreements in connection with this offering)

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which equals approximately 1,269,945 shares as of December 31, 2020; and

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We filed a registration statement on Form S-8 upon the closing of our IPO, which became effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the LTIP. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock (except 54,625,000 shares of common stock sold in our IPO, 36,656,250 shares of common stock sold in the Initial Follow-on Offering and the shares sold in this offering) will be subject to the lock-up agreements or market stand-off provisions described below.

Lock-up Agreements

In connection with this offering, we, our directors and officers, and substantially all of our stockholders, including the selling stockholder, have agreed with the underwriters that, for a period ending                      days after the date of the final prospectus relating to this offering, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock.                                  in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

The lock-up agreements do not contain any pre-established conditions to the waiver by                      of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of            shares of our common stock, based on shares of common stock outstanding as of December 31, 2020 and assuming no exercise of the underwriters’ option to purchase additional shares, or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States, holders subject to the Medicare contribution tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for

U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

If we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

The selling stockholder is offering the shares of common stock described in this prospectus through a number of underwriters.            and            are acting as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to            additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares from the selling stockholder. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased from the selling stockholder, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholder per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$

Total	$	$

We are not selling any shares of common stock in this offering, and will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; provided that confidential or non-public submissions to the Securities and Exchange Commission of any registration statements under the Securities Act may be made if (w) no public announcement of such confidential or non-public submission shall be made, (x) if any demand was made for, or any right exercised with respect to, such registration of shares of Stock or securities convertible, exercisable or exchangeable into common stock, no public announcement of such demand or exercise of rights shall be made, (y) we will provide written notice at least three business days prior to such confidential or non-public submission to                                      and (z) no such confidential or non-public submission shall become a publicly filed registration statement during the period ending                                          days after the date of this prospectus (the “Company restricted period”), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise (other than (a) the shares to be sold pursuant to the underwriting agreement or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement, (b) our issuance of shares of common stock, options to purchase shares of common stock, including nonqualified stock options and incentive stock options, and other equity incentive compensation, including restricted stock or restricted stock units, stock appreciation rights, dividend equivalents and Stock-based awards, pursuant to equity plans described herein, (c) any shares of common stock issued upon the exercise of options or the settlement of restricted stock units or other equity-based compensation described in clause (b) granted under such equity plans described herein, or under equity plans or similar plans of companies acquired by us in effect on the date of acquisition, (d) the filing by us of any registration statement on Form S-8 with the Securities and Exchange Commission relating to the offering of securities pursuant to the terms of such equity plans described herein, or

(e) the issuance by us of shares of common stock or securities convertible into shares of common stock in connection with an acquisition or business combination, provided that the aggregate number of shares of common stock issued pursuant to this clause (e) during the Company restricted period shall not exceed 10% of the total number of shares of common stock issued and outstanding on the closing date of the offering, and provided further that, in the case of any issuance pursuant to this clause (e), any recipient of shares of common stock shall have executed and delivered to                                      a lock-up letter as described in the underwriting agreement, without the prior written consent of                                     .

Our directors, executive officers and the selling stockholder (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for the period ending                                           days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                                     , (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (collectively with the common stock, the “lock-up securities”), including without limitation any such lock-up securities now owned or hereafter acquired by the lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. Each lock-up party has further acknowledged that it has not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or which reasonably could be expected to lead to or result in any transfer during the restricted period and that the foregoing provisions are equally applicable to any issuer-directed or other shares the lock-up party may purchase in this offering.

Notwithstanding the foregoing, our directors, executive officers and the selling stockholder may transfer the lock-up securities during the restricted period:

(i)	the shares of common stock to be sold by the lock-up party in connection with IPO and any reclassification, conversion or exchange in connection with such sale of common stock;

(ii)

as a bona fide gift or gifts, or as charitable contributions, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the lock-up agreements, and provided further that no filing under the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is                  days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(iii)

to any trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is                  days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(iv)	to any beneficiary of or estate of a beneficiary of a lock-up party pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent, provided that the beneficiary or the estate of a beneficiary thereof agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transaction shall not involve a disposition for value and that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(v)

to a partnership, limited liability company or other entity of which a lock-up party and the immediate family of such lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests, provided that such partnership, limited liability company or other entity agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is                  days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(vi)

by operation of law, such as pursuant to a qualified domestic order of a court (including a divorce settlement, divorce decree or separation agreement) or regulatory agency, provided that the transferee or transferees thereof agree to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is                  days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(vii)

in transactions relating to shares of common stock in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is                  days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of such shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(viii)

by (A) the exercise of stock options solely with cash granted pursuant to equity incentive plans described in this prospectus, and the receipt by the lock-up party from us of shares of common stock upon such exercise; (B) transfers of shares of common stock to us upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans described in the Registration Statement; (C) transfers of shares of our common stock for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans; or (D) forfeitures of shares of common stock to us to satisfy tax withholding requirements of us or the lock-up party upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described in this prospectus; provided that, in each case, the underlying shares of common stock shall continue to be subject to the restrictions on transfer set forth in the lock-up agreements, and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act shall indicate in the footnotes thereto the nature of the transaction;

(ix)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock after the consummation of the public offering, involving a change of control of us, or group of persons, shall become, after the closing of the transaction, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of our voting securities), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the lock-up party’s shares of common stock shall remain subject to the provisions of the lock-up agreements;

(x)

to us in connection with the repurchase by us from the lock-up party of lock-up securities pursuant to a repurchase right arising upon the termination of the lock-up party’s employment with us; provided that such repurchase right is pursuant to contractual agreements with us; and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act shall indicate in the footnotes thereto the nature of the transaction;

(xi)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act shall be made by or on behalf of us or the lock-up party regarding the establishment of such plan during the restricted period; or

(xii)

if the lock-up party is a corporation, partnership, limited liability company or other business entity, by (A) distributions of lock-up securities to limited partners, general partners, members, stockholders holders of similar interests of the lock-up party (or in each case its nominee or custodian) or to any investment holding company controlled or managed by the lock-up party or (B) transfers of shares of common stock or any Derivative Instrument to affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) or other entities controlled or managed by the lock-up party or any of its affiliates (other than us and our subsidiaries); provided that each distributee and transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is                  days after the date set forth on the final prospectus used to sell the shares of common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period.

                                         , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on Nasdaq under the symbol “ARRY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consist of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, affiliates of certain of the underwriters as lenders under the New Senior Credit Facility.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issuance and sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2019 and                      and for each of the three years in the period ended December 31,                     , incorporated by reference in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on , 2021; and

•	.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents refereed to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Array Technologies, Inc., 3901 Midway Place NE, Albuquerque, New Mexico 87109; Attention: General Counsel and Chief Legal Officer (telephone: (505) 881-7567).

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We are also required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at https://arraytechinc.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

           Shares

ARRAY TECHNOLOGIES, INC.

Common Stock

Joint Book-Running Managers

Co-Managers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, and the FINRA filing fee.

Amount to be Paid
SEC Registration Fee	$ *
FINRA filing fee	2,000
Printing	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total:	$ *

*	To be listed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware and are subject to the DGCL. Section 145 of the DGCL authorizes a corporation’s Board of Directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s Board of Directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant also maintains directors’ and officers’ insurance to insure such persons against certain liabilities.

We have entered into separate indemnification agreements with our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Certificate of Incorporation and Bylaws.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement on Form S-1 provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, the registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities. The historical share data set forth in this section has not been adjusted to reflect the Stock Split that is expected to be effected prior to the completion of this offering:

(1)

The registrant was formed under the laws of the State of Delaware on December 6, 2018, and in connection therewith issued 1,000 units to ATI Investment Parent, LLC. This issuance was made without registration under the Securities Act in reliance upon Section 4(a)(2) thereof.

(2)

The registrant has completed the Corporate Conversion and the issuance of shares of the registrant’s common stock to ATI Investment Parent, LLC pursuant to the Corporate Conversion was not registered under the Securities Act, and such shares were issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The conversion of the registrant’s units held by ATI Investment Parent, LLC after the Corporate Conversion into shares of the registrant’s common stock were not registered under the Securities Act, and the shares were issued to ATI Investment Parent, LLC in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Item 16.	Exhibits

Exhibit Number	Document

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Array Technologies, Inc., dated October 19, 2020 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

3.2	Amended and Restated Bylaws of Array Technologies, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

5.1*	Opinion of Kirkland & Ellis LLP

10.1	Credit Agreement, dated as of October 14, 2020, by and among Array Tech, Inc. (f/k/a Array Technologies, Inc.), as borrower, ATI Investment Sub, Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the Lenders (as defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

10.2	Amended and Restated ABL Credit and Guarantee Agreement, dated as of March 23, 2020, by and among ATI Investment Holdings, Inc., Wells Fargo Bank, National Association, as administrative agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.3	Registration Rights Agreement, dated October 19, 2020, by and among Array Technologies, Inc. and certain holders identified therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

10.4	Tax Receivable Agreement, dated as of July 8, 2016, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Ron P. Corio (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.5	Form of Array Technologies, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on October 7, 2020)

10.6	Earnout Agreement, dated June 23, 2016, by and among ATI Investment Parent, LLC, ATI Investment Sub, Inc., Array Tech, Inc. (f/k/a Array Technologies, Inc.), and the seller parties thereto (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.7	Employment Offer Letter, dated August 7, 2018, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Stuart Bolland (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.8	Amendment to Employment Offer Letter, dated May 25, 2019, between Array Technologies, Inc. and Stuart Bolland (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.9	Employment Offer Letter, dated April 25, 2018, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Jim Fusaro (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

Exhibit Number	Document

10.10	Employment Offer Letter, dated December 19, 2016, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Jeff Krantz (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.11	Amendment to Employment Offer Letter, dated May 23, 2019, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Jeff Krantz (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on September 22, 2020)

10.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (333-248969) filed with the SEC on October 8, 2020)

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of BDO USA, LLP, independent registered public accounting firm

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of IHS Global Inc.

24.1*	Power of Attorney (included in signature page)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Array Technologies, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico on                      , 2021.

Array Technologies, Inc.

By:
Name:	Jim Fusaro
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jim Fusaro and Nipul Patel, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Jim Fusaro	Chief Executive Officer and Director (principal executive officer)	, 2021

Nipul Patel	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2021

Troy Alstead	Director	, 2021

Orlando D. Ashford	Director	, 2021

Frank Cannova	Director	, 2021

Ron P. Corio	Director	, 2021

Signature	Title	Date

Brad Forth	Chairman of the Board of Directors	, 2021

Peter Jonna	Director	, 2021

Jason Lee	Director	, 2021